KRAMER LEVIN NAFTALIS & FRANKEL LLP

Alexandra K. Alberstadt
Phone 212-715-9151
Fax 212-715-8151
AAlberstadt@KRAMERLEVIN.com

June 29, 2011

Via EDGAR

Attention: Michael Shaffer, Branch Chief.
Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, DC 25049

Re:	Guinness Atkinson Funds (the Registrant),
Post-Effective Amendment No. 52
(File Nos. 033-75240, 811-08360)

Dear Mr. Shaffer:

On behalf of the Registrant, we hereby provide you with our responses to the staff’s oral comments provided by Chad Eskildsen via telephone on May 4, 2011 in connection with the above referenced Post-Effective Amendment

Summary Prospectus

1.	In the Summary Section, define “total return”.

Response:  the disclosure has been amended to define total return.

2.	Insert language to comply with item 3 regarding portfolio turnover.

Response:  the disclosure has been added.

3.
In the Principal Investment Strategies section, add a reference to the 80% test.  State that the Fund will maintain 80% of its assets in RMB denominated instruments and disclose how investments are considered for this test.

Response:  the disclosure has been amended.

4.	Revise disclosure concerning the Fund’s intended use of derivatives based on the August 2010 letter to the ICI concerning Funds’ disclosures about derivatives.

Response:  the disclosure has been amended to clarify the Fund’s intended use of derivatives (for settlement purposes and to obtain substituted investments if necessary).  The Fund does not intend to use derivatives for hedging purposes or to obtain leverage.

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
June 29, 2011

5.	Clarify how derivative investments will be counted as Renminbi denominated investments for purposes of the 80% test.

Response:  the disclosure has been clarified that derivative instruments used to obtain RMB and for substitute investments will be treated as satisfying the 80% test if they are effectively an exposure to RMB or Yuan.

6.	If the Fund is heavily weighted to banking and finance companies; add a risk disclosure bullet point to this section that the fund is concentrated in banking and finance companies.

Response:  the disclosure has been amended to clarify that the Fund will concentrate in securities issued or guaranteed by the government of China.  Upon review of the developing market, the Portfolio Manager believes that the weighting of the Fund toward banking and finance sectors will not rise to the level of concentration for 1940 Act purposes.  The disclosure has been amended to make clear, however, that the Fund’s investments may be more heavily weighted to these sectors.  The Fund intends to diversify its portfolio among sectors.

7.
In the Principal Investment Strategies section, add a reference to credit quality in connection with the statement that the Fund may invest in securities of short, medium or long term duration. State whether the fund will invested in investment grade or junk bonds

Response: the disclosure has been amended to clarify that the Fund may invest in bonds that are investment grade or below investment grade. The Fund has also clarified that more of the RMB-denominated bonds are being rated by NRSROs, but the Fund may invest in bonds are that rated by NRSROs or not rated.

8.	In the Principal Risks bullet points, revise the interest rate risk to describe the inverse relationship between interest rates and bond prices

Response: the disclosure has been amended to state that bond prices tend to fall when interest rates rise.

9.	The Principal Risks bullet points include a risk factor about the use of derivatives for hedging purposes. Add disclosure if this is a principal investment strategy.

Response: the Fund will not use derivatives for hedging purposes and the disclosure has been amended and the bullet point removed.

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
June 29, 2011

10.	The Principal Risks bullet points include a non-diversification bullet point. Enhance this disclosure, for example, by borrowing the language from page 5 concerning non-diversification.

Response: the non-diversification bullet point has been enhanced as suggested.

11.
The Principal Strategies disclosure reflects that the Fund will invest in emerging markets and small and medium capitalization companies but there are no bullet points in the principal risks bullet points.  Add disclosure.

Response: the bullet points have been added as suggested.

Prospectus

12.	Pages 4-6 contain additional disclosure about principal risks and strategies. These disclosures should be in the summary prospectus.

Response: We have moved these risk disclosures to the summary prospectus. As they tended to duplicate certain information in the principal risks bullet points, we have revised the disclosures and the principal risks bullet points to avoid duplication.

13.	In the section titled More about the Fund beginning on page 8, the fund includes several risks. Consider whether these are “principal risks” that should be in the summary prospectus.

Response: We have moved two of the three risk disclosures on former page 8 to the summary prospectus. We have added additional disclosure to the summary prospectus concerning the risks of investing in fixed income instruments and foreign securities, and with respect to the newly developed RMB-denominated bonds.  We have revised the disclosures and the principal risks bullet points to avoid duplication.

14.	In the section titled More about the Fund on page 8, if portfolio turnover risk and derivatives risk are specific risks faced by the Fund, move the disclosure to the principal risks section.

Response: The portfolio manager has determined that there is no special portfolio turnover risk associated with this Fund as compared to other Funds.  The Fund has determined that the Fund’s use of derivatives will not be so significant to make the risk a principal risk.

15.	Add disclosure concerning the Board approval of the Fund’s investment advisory contract.

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
June 29, 2011

Response: We have added disclosure to indicate that a discussion regarding the basis for the Board of Trustee’s approval of the Fund’s investment advisory agreement will appear in the Fund’s next semi-annual report to shareholders for the period ending June 30, 2011.

16.	Add disclosure concerning the Fund’s portfolio holdings disclosure policies.

Response: the disclosure has been added.

Statement of Additional Information

17.	Add disclosure to the Fund’s Statement of Additional Information, consistent with comment No. 6, concerning concentration of investments

Response: the SAI’s disclosure concerning concentration has been revised to conform to the prospectus. The Fund will concentrate in securities issued or guaranteed by the government of China and its agencies and instrumentalities.

18.	Revise the non-fundamental investment restriction concerning concentration to remove freedom of choice language and review for consistency with earlier disclosure.

Response: the non-fundamental investment restriction has been revised as suggested; and the earlier disclosure has been revised to comport with the non-fundamental restriction.

19.	Consider whether the Fund will be able to satisfy diversification requirements for Subchapter M purposes based on the non-fundamental investment restriction.

Response: The Fund has revised the non-fundamental investment restriction, and that the potential conflict with the Subchapter M diversification test has been resolved.

In connection with responding to comments 8-14, the Fund has revised the Principal Risks bullet points to combine bullet points when appropriate. The Fund has also revised the risk disclosures to avoid duplication. The Fund believes that shareholders appreciate the concise nature of the bullet points.

*           *           *           *

In connection with the filing of the Post-Effective Amendment, Registrant confirms that the adequacy and accuracy of the disclosure in Post-Effective Amendments is Registrant’s responsibility.  Registrant acknowledges that staff comments or changes in the disclosure in the Post-Effective Amendments in response to staff comments do not foreclose the Commission from taking any action with respect to the Post-Effective Amendments.

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
June 29, 2011

Registrant also represents that a staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alexandra K. Alberstadt

cc:	James J. Atkinson
Trustees of the Guinness Atkinson Funds

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE